BLACK MOMMA TEA & CAFÉ, INC.

Unaudited Financial Statements For The Period of Inception Through October 25, 2017

October 27, 2017



Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
Black Momma Tea & Café, Inc.
Dover, DE

We have reviewed the accompanying balance sheet of Black Momma Tea & Café, Inc. as of October 25, 2017, and the related statements of income, retained earnings, and cash flows for the interim period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
October 27, 2017

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

BLACK MOMMA TEA & CAFÉ, INC.
BALANCE SHEET
OCTOBER 25, 2017
_____

ASSETS

CURRENT ASSETS

Cash	$	873
TOTAL CURRENT ASSETS		873
TOTAL ASSETS		873

LIABILITIES AND SHAREHOLDER'S EQUITY

SHAREHOLDER'S EQUITY

Common Stock (100,000,000 shares authorized, issued, and outstanding, $.00001 par value)	1,000
Additional Paid in Capital	1,597
Retained Earnings (Deficit)	(1,724)
TOTAL SHAREHOLDER'S EQUITY	873
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 873

BLACK MOMMA TEA & CAFÉ, INC.
INCOME STATEMENT
FOR THE PERIOD OF INCEPTION THROUGH OCTOBER 25, 2017
_____

Operating Income		
Revenue	$	-
Operating Expense		
General & Adminstrative		1,200
		1,200
Net Income from Operations		(1,200)
Other Income (Expense)		
Organizational Costs		(524)
Net Income	$	(1,724)

BLACK MOMMA TEA & CAFÉ, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF INCEPTION THROUGH OCTOBER 25, 2017
_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(1,724)
Net Cash Flows From Operating Activities		(1,724)
Cash Flows From Financing Activities		
Change in Contributed Capital		2,597
Net Cash Flows From Investing Activities		2,597
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		873
Cash at End of Period	$	873

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Black Momma Tea & Café, Inc. ("the Company") is a corporation organized under the laws of the States of Delaware, and New York. The Company will develop and operate a café selling beverages and small meals under the Black Momma brand.

The Company will conduct an equity crowdfund offering during the fourth quarter of calendar year 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States, and in the States of Delaware, and New York. The Company's tax filings in the State of New York will be subject to review by that State for three years from the original filing date. The Company's annual reports to the State of Delaware will be subject to review by that State for three years from the original filing date.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before October 27, 2017, the date that the financial statements were available to be issued.